SECU  SION

14040620

AN ORT

FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 66837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 AND ENDING 03/31/2014

MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Global Leisure Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

20 Balderton Street - 3rd Floor

(No. and Street)

London	England	W1K6TL
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Decker   (502) 561-3431

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

(Name – if individual, state last, first, middle name)

850 Canal Street - 4th Floor	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

6/4/14

OATH OR AFFIRMATION

I, __Mark W.B Harms_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Global Leisure Partners, LLC_____ , as
of __March 31_____ , 20 __14_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Director
_____
MARISSA D. RAMPERSAD   Title
Notary Public, State of New York
No. 01RA6080139
Qualified in Bronx County
Commission Expires March 22, 20 15

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL LEISURE PARTNERS, LLC

Statement of Financial Condition
March 31, 2014

Contents



Independent Auditor's Report

To the Member
Global Leisure Partners, LLC
London, England

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Global Leisure Partners, LLC (a Limited Liability Company and a Subsidiary of Global Leisure Partners, LLP) as of March 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Leisure Partners, LLC as of March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Stamford, Connecticut
May 27, 2014

GLOBAL LEISURE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
March 31, 2014

Assets		
Cash and cash equivalents	$	175,326
Accounts receivable		99,393
Prepaid expenses		87,043
Due from parent		67,005
Fixed assets, net of accumulated depreciation of $96		3,348
Total assets	$	432,115
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	126,830
Members' equity		305,285
Total liabilities and members' equity	$	432,115

See Notes to Statement of Financial Condition.

GLOBAL LEISURE PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
March 31, 2014

Note 1.   Organization and Business

Global Leisure Partners, LLC (the "Company" or "LLC"), a Delaware limited liability company, is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), successor to the National Association of Securities Dealers, Inc. The Company is wholly-owned by Global Leisure Partners, LLP (the "Parent"), a United Kingdom-based limited liability partnership. The Company engages in the private placement of securities and also provides investment banking, financial advisory services, and mergers and acquisition advice, principally in the leisure industries. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

Note 2.   Summary of Significant Accounting Policies

Basis of accounting: The accompanying statement of financial condition has been prepared on the accrual basis of accounting.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Demand deposits with banks and other highly liquid investments with maturities of three months or less when acquired are considered to be cash and cash equivalents.

Investment valuation: Investments (money market funds) are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 5 for discussion of fair value measurements).

Concentration of credit risk: The Company maintains its cash balances and temporary cash investments in accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little exposure to any significant credit risk.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable are due from the Company's major customer under normal trade terms. Management reviews accounts receivable to determine if any receivables will potentially be uncollectable and has determined that no allowance for doubtful accounts is necessary at March 31, 2014.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets.

Income taxes: The Parent, as the sole member of the LLC, is taxed on the Company's Federal and state taxable income. Accordingly, no provision or liability for Federal or state income taxes has been included in the accompanying statement of financial position.

Note 3.   Concentration and Accounts Receivable

One customer accounted for 91% of the accounts receivable balance at March 31, 2014.

Note 4.   Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1. Under such, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At March 31, 2014, the Company had net capital of $47,501 which was $39,046 in excess of its required net capital of $8,455. The Company's ratio of aggregate indebtedness to net capital was 2.67 to 1.

Note 5.   Fair Value Measurements

The Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurements and Disclosures", provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Money market fund: Fair value approximates the cash balance held by the Plan at year end plus accrued interest.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of March 31, 2014.

	Investments at Fair Value as of March 31, 2014			
	Level 1	Level 2	Level 3	Total
Money Market Fund	$ -	$ 49,744	$ -	$ 49,744

Note 6. **Income Taxes**

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2010. For the year ended March 31, 2014, management has determined that there are no material uncertain income tax positions.

Note 7. **Employee Benefit Plan**

The Company has a defined contribution 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all eligible employees, wherein, employees may contribute a percentage of their compensation subject to Internal Revenue Code limits. The Company did not make a matching contribution or discretionary profit sharing contribution to the Plan.

Note 8. **Lease Commitment**

The Company is obligated under an operating lease for office space expiring January 31, 2015. Future lease obligation for the year ended March 31, 2015 is $15,000.

Note 9. **Subsequent Events**

The Company has evaluated subsequent events through the date at which the statement of financial condition was available to be issued on May 27, 2014, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the financial statement.